Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D. Corriero
Partner
jcorriero@stradley.com
215.564.8528

February 7, 2025

Via EDGAR Transmission
Daniel Greenspan
Senior Counsel
Ken Ellington
Staff Accountant

U.S. Securities and Exchange Commission
Division of Investment Management – Disclosure Review and Accounting Office
100 F Street NE
Washington DC 20549

Re:	Abacus FCF ETF Trust (formerly, TrimTabs ETF Trust) (the “Trust”)
File Nos. 333-198603 and 811-22995

Dear Messrs. Greenspan and Ellington:

I am writing in response to comments you provided to me during telephone conversations on May 2, 2024, and June 14, 2024, to Post-Effective Amendment No. 75, Amendment No. 76, to the Trust’s Registration Statement (the “Amendment”), which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on April 19, 2024, to register shares of the Abacus FCF Small Cap Leaders ETF (formerly, the FCF US Small Cap ETF) (the “Fund”), a series of the Trust.  We will respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act prior to or upon the Fund’s effectiveness.  I have reproduced your comments below, followed by our responses.  Any capitalized terms which are not defined herein have the same meaning as in the Amendment.

Prospectus Comments

1.	Please supplementally provide the staff with a copy of the methodology for the FCF US Small Cap Index (the “Underlying Index”).

RESPONSE: The Trust has provided a copy of the index methodology to Mr. Greenspan via email.

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2.	Consider changing the Fund’s investment objective to state that it seeks to “track” or “correlate” to the Underlying Index instead of “correspond.”

RESPONSE:  Although rescinded in connection with the adoption of Rule 6c-11 under the Investment Company Act of 1940 (the “1940 Act”), the prior exemptive application on which the U.S. Securities and Exchange Commission (the “Commission”) granted relief for the Trust to operate funds as exchange-traded funds (“ETFs”) included a representation from the Trust that each of its index-based series would seek to provide investment returns that “correspond,” before fees and expenses, generally to the performance of a specified index. Because each of the Trust’s existing index-based series have adopted investment objectives that align with the language in the Trust’s prior exemptive relief, the Trust prefers to retain the existing language included in the Fund’s prospectus.

3.	In the “Principal Investment Strategies” section, please specify the kinds of equity and equity related securities that comprise the Underlying Index (e.g., common stock).

RESPONSE: The Trust will add the following disclosure to the Prospectus:

As of the date of this Prospectus, the only securities included in the Underlying Index are common stock.

4.	If there is a working definition of “small cap” that the Index Provider maintains, please disclose that definition.

RESPONSE: The Trust will add the following disclosure to the Prospectus:

As of the date of this Prospectus, the Index Provider considers companies to be within the small-cap category if they have a market capitalization of $6.8 billion or less.

5.
The disclosure provides that “[c]ompanies are then ranked based on their target weighting and sequentially included in the Underlying Index until either 75 securities have been included or 90% of the cumulative security weight has been included, whichever occurs first.” Please clarify what that means.

RESPONSE: The Trust will revise the relevant sentence to state the following:

The Underlying Index includes securities until one of the following thresholds is met: (1) over 90% of the cumulative weight of the Eligible Securities has been included in the Underlying Index, or (2) the number of included securities reaches 100.

6.
With respect to the Fund’s concentration policy: (a) acknowledge supplementally to the staff that derivatives are considered for concentration purposes; and (b) if the Underlying Index is currently concentrated, please disclose that.

RESPONSE:  The Trust acknowledges that, with respect to the Fund’s concentration policy: (a) derivatives sued to gain exposure to component securities of the Underlying Index will be considered for concentration purposes; and (b) if the Underlying Index is concentrated at launch, disclosure of such concentration will be disclosed in the “Principal Investment Strategies” section of the Prospectus.

7.	Please add disclosure to the “Principal Risks” section about risks related to the affiliation between the Index Provider and the Adviser.

RESPONSE: The Trust will add the following risk to the “Principal Risks” section:

Affiliated Index Provider Risk. The Index Provider is an affiliated person of the Adviser, which poses the appearance of a conflict of interest. For example, a potential conflict could arise if the Adviser, as an affiliate of the Index Provider, were to exercise undue influence with respect to regular and/or extraordinary updates to the methodology or composition of the Underlying Index, including in a manner that might improve the apparent performance of the Fund relative to the performance of the Underlying Index. Additionally, potential conflicts could arise to the extent that portfolio managers of the Adviser become aware of contemplated methodology changes or rebalance activity prior to disclosure to the public, which could facilitate “front running” on behalf of other funds or accounts managed by the Adviser with similar exposure. Although the Adviser and the Index Provider have taken steps designed to ensure that these potential conflicts are mitigated (e.g., via the adoption of policies and procedures that are designed to minimize potential conflicts of interest and the implementation of informational barriers designed to minimize the potential for the misuse of information about the Underlying Index), there can be no assurance that such measures will be successful.

8.	With respect to the principal risk entitled, “Risk of Having Transferred Basis in Shares,” please confirm on a supplemental basis what portion of the Fund’s portfolio will be impacted.

RESPONSE:  Because the transaction has not yet occurred, the Trust cannot describe in specificity what portion of the Fund’s portfolio will be impacted. The Trust can confirm, however, that it will receive the securities at the seed investors’ tax basis, which may be lower (or higher) than the current market value of those securities. In the event the Fund was required to sell securities with a tax basis lower than the current market value of those securities for cash, it would result in the recognition of gains as if the Fund had originally acquired those securities at their lower tax basis. Because such gains would be at the Fund level, all investors, whether initial seed investors or not, would bear a proportionate share of those gains equal to their relative investment in the Fund. Alternatively, if any of the contributed securities had a tax basis in excess of the value of the securities, all investors, not just the seed investor, would benefit from the tax loss upon a sale. Nonetheless, because the Fund intends to transact with authorized participants primarily in kind, it does not currently anticipate significant tax impacts to investors as a result of the in-kind seed investment.

9.	Please confirm supplementally there is no intent to sell Fund shares pursuant to the Prospectus until after the contribution of the Predecessor Account’s assets.

RESPONSE: The Trust confirms that it does not intend to sell Fund shares pursuant to the Prospectus until after the contribution of the Predecessor Account’s assets.

10.	Please note the following with respect to the disclosure included under the heading “Performance”:

a.
The disclosure provides, “[o]n [__], 2024, all of the assets of a separately managed account (the ‘Predecessor Account’), which was managed by the Adviser and had investment policies, objectives, guidelines and restrictions that were materially the same as the Fund, were transferred to the Fund in a tax-free transaction (the ‘Transaction’).” In accordance with the MassMutual Institutional Funds no-action letter (“MassMutual”), please consider revising the reference to “materially the same as” to “in all material respects equivalent to those of” to align with the language from MassMutual.

RESPONSE: The Trust will revise the disclosure as requested.

b.
Represent supplementally that the Fund has the records necessary to support the calculation of the Predecessor Account’s performance. See Rule 204-2 under the Investment Advisers Act of 1940 (“Advisers Act”).

RESPONSE: The Trust confirms that the Adviser maintains records of the Predecessor Account in accordance with Rule 204-2 under the Advisers Act.

	c.	In terms of background, identify and describe the general background of the Predecessor Account, including when it was created and its relationship to the Fund.

RESPONSE: The Trust will revise the relevant disclosure as follows:

On [__], ~~2024~~2025, all of the assets of a separately managed account (the “Predecessor Account”), which ~~was~~ has been managed by the Adviser since March 18, 2021, and had investment policies, objectives, guidelines and restrictions that were ~~materially the same as~~ in all material respects equivalent to those of the Fund, were transferred to the Fund in a tax-free transaction (the “Transaction”).

	d.	Confirm that the Adviser was the investment adviser for the Predecessor Account for the entire performance period shown.

RESPONSE: The Trust confirms that the Adviser was the investment adviser for the Predecessor Account for the entire performance period shown.

	e.	Does the Adviser manage any other accounts that are materially similar to the Predecessor Account? If there are any, are those proposed to be converted as well?

RESPONSE: The Trust confirms that there are no other accounts materially similar to the Predecessor Account.

	f.	Please explain why the Predecessor Account was chosen to be registered.

RESPONSE: The Predecessor Account was chosen to be registered because the Adviser believes that investors will benefit from holding their assets in a registered investment company structure.

	g.	If there is any other materially equivalent account that had lower performance as compared to the Predecessor Account?

RESPONSE: As previously noted in response to Comment 10.e, there are no other accounts materially similar to the Predecessor Account.

	h.	Confirm that the Adviser believes the Predecessor Account could have complied with Subchapter M of the Internal Revenue Code.

RESPONSE: The Trust confirms that the Adviser believes the Predecessor Account could have complied with Subchapter M of the Internal Revenue Code.

i.
Tell us whether there were any changes to the investment strategies of the Predecessor Account within a one-year period prior to the filing of the Amendment. If there were, confirm if they were made in anticipation of this conversion.

RESPONSE: The Trust confirms that the Predecessor Account’s investment strategy has been to track the Underlying Index since its inception.

	j.	Discuss if there are any material variations of the level of assets in that one-year period (e.g., redemptions, transfers of assets, etc.).

RESPONSE: The Trust confirms that there were no material variations in the level of assets in that one-year period.

	k.	Describe the material terms and timing of the merger agreement?

RESPONSE: Because the Predecessor Account is not a legal entity, but rather a separate account managed by the Adviser, there is no merger of entities and therefore no merger agreement. Instead, the owners of the Predecessor Account have provided their consent to the Adviser to have their assets contributed in-kind to the Fund in exchange for shares of the Fund.

	l.	Confirm that the transaction will be exempt from registration under the Securities Act of 1933 (“Securities Act”) and if there is a particular exemption you are relying upon.

RESPONSE: Because the contributor of the Predecessor Account’s assets is neither the issuer of those assets, nor an underwriter or dealer of those assets, such contribution is exempt pursuant to Section 4(a)(1) of the Securities Act.

11.
The disclosure under the heading, “Additional Information About the Fund” provides, “[t]he Fund may also invest its assets in certain index futures, options, options on index futures, swap contracts or other derivatives, as related to its respective Underlying Index and its component securities, cash and cash equivalents, as well as in securities and other instruments not included in its Underlying Index but which the Adviser believes will help the Fund track its Underlying Index.” Are there any circumstances under which the Adviser might choose to deviate and invest in securities that would not help the Fund track its Underlying Index?

RESPONSE: The Trust confirms that the Adviser would not invest in such assets, as it would violate the Fund’s investment objective.

12.
There is disclosure under the heading, “Index Provider” that the Adviser has entered into a sub-license agreement with the Fund. Will this sub-license agreement be filed as a material contract of the Fund?

RESPONSE: The sub-license agreement will not be filed as a material contract to the Fund because the Adviser licenses the Underlying Index to the Fund at no cost.

Statement of Additional Information (“SAI”) Comments

13.
The disclosure under the heading, “Transactions in Creation Units – Acceptance of Orders for Creation Units” provides, “[t]he Trust reserves the absolute right to reject a creation order for any reason, including if:  (i) the order is not in proper form; (ii) the investor or group of related investors, upon obtaining the Shares, would own 80% or more of the currently outstanding Shares; (iii) acceptance of the Fund Deposit would have adverse tax consequences to the Fund; (iv) acceptance of the Fund Deposit would, in the opinion of the Trust, be unlawful; (v) acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust, the Fund or the rights of beneficial owners; or (vi) in the event that circumstances that are outside the control of the Trust make it practically impossible to process creation orders.” Please remove the term “absolute” and delete prongs (iii) and (v).

RESPONSE: The Trust will revise the disclosure as requested.

14.
Please include a schedule of investments and a consent for the Predecessor Account in the Registration Statement and ensure that the Schedule of Investments has been audited in accordance with US GAAP and Article 12 of Regulation S-X, as required by Article 6-11 of Regulation S-X.

RESPONSE: The Trust will add the requested documents as an appendix to the SAI.

* * *

Thank you for your comments.  Please feel free to contact me at 215-564-8528 or, in my absence, Fabio Battaglia at 215-564-8077, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero

cc:	Derin Cohen
Fei Xue
Fabio Battaglia